09041372

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gargoyle Strategic Investments L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue, Building 1
(No. and Street)

Englewood	**New Jersey**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. MacKenzie, Jr. **201-227-2249**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

8/3/09

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Alan S. MacKenzie, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gargoyle Strategic Investments L.L.C.**, as of **December 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

Financial Statements and Supplemental Schedules

December 31. 2008

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control Required by Rule 17a-5)

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

DECEMBER 31, 2008

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Members of
Gargoyle Strategic Investments L.L.C.

We have audited the accompanying statement of assets, liabilities and members' equity of Gargoyle Strategic Investments L.L.C. as of December 31, 2008 and the related statements of revenue and expenses, changes in members' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gargoyle Strategic Investments L.L.C. at December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 27, 2009

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2008

ASSETS		
Cash	$	484,500
Due from Clearing Broker (Cash)		247,524,583
Securities owned, at market value (Note 3)		470,267,755
JBO investment		52,284
Interest receivable		22,746
Dividends receivable		407,939
Fixed assets, net of accumulated depreciation of $636,582		726,717
Investments in partnerships		244,511
Rent deposit		6,024
Other receivable		1,231
TOTAL ASSETS	$	719,738,290
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market value (Note 3)	$	668,292,600
Interest payable		9,796
Dividends payable		398,122
Accounts payable and accrued expenses		1,078,347
Due to related party		181,932
Deferred subscription		250,000
		670,210,797
Commitments and contingent liabilities (Note 6)		-
Subordinated borrowings		6,000,000
		6,000,000
Members' equity		43,527,493
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	719,738,290

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF REVENUE AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Principal trading	$ 28,401,607
Interest	6,774,488
Dividends	2,554,213
Securities class action settlements	727,695
JBO interest	1,528
Investment income	9,734
Total Revenues	38,469,265
Expenses:	
Clearing charges	6,035,657
Brokerage fees	4,932,522
Interest expense	4,715,673
Dividend expense	4,252,475
Payroll and employee benefits	2,220,021
Market data services	690,194
Regulatory fees	488,032
Guaranteed payments	389,955
Depreciation and amortization	223,645
Office expenses	128,615
Seat lease fees	122,724
Rent	117,000
Professional fees	105,689
Office meals	90,085
Foreign taxes paid	29,045
Charitable contributions	20,000
Travel and entertainment	12,541
Other	150
Total Expenses	24,574,023
Net income	$ 13,895,242

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Members' equity at January 1, 2008	$	30,432,619
Capital contributions		3,710,907
Net income		13,895,242
Withdrawals		(4,511,275)
Members' equity at December 31, 2008	$	43,527,493

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings at January 1, 2008	$	8,000,000
Increases:		
Extensions of existing subordinated notes		6,000,000
Decreases:		
Maturity of subordinated notes		(8,000,000)
Subordinated borrowings at December 31, 2008	$	6,000,000

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2008
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	13,895,242
Changes in items having no effect on cash:		
Depreciation and amortization		223,645
Changes in operating assets and liabilities:		
Decrease in securities owned at market value		418,388,781
Decrease in due from clearing broker		64,966,170
Decrease in interest receivable		2,521,237
(Increase) in dividends receivable		(259,356)
Decrease in due from related party		167,822
(Increase) in fixed assets		(441,504)
Decrease in other		2,326
(Decrease) in interest payable		(1,870,444)
(Decrease) in dividends payable		(237,667)
(Decrease) in accrued expenses		(111,827)
Increase in due to related party		181,932
Increase in deferred subscriptions		250,000
(Decrease) in securities sold, not yet purchased, at market value		(494,415,770)
Total adjustments		(10,634,655)
NET CASH PROVIDED BY OPERATING ACTIVITIES		3,260,587
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		3,710,907
Capital withdrawals		(4,511,275)
Paydown of subordinated borrowings		(2,000,000)
CASH USED BY FINANCING ACTIVITIES		(2,800,368)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in Argyle Investments, LLC		(157,734)
CASH USED BY INVESTING ACTIVITIES		(157,734)
NET INCREASE IN CASH		302,485
CASH		
Beginning of year		182,015
End of year	$	484,500

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Gargoyle Strategic Investments L.L.C., a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE Alternext ("AMEX", formerly the American Stock Exchange), the Chicago Board Options Exchange ("CBOE"), the Boston Options Exchange ("BOX") and the NYSE-Arca Exchange ("Arca").

The Company is engaged in securities trading and options market-making for its own proprietary accounts.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the gain from operations.

Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction cost. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

NOTE 3- FAIR VALUE OF INSTRUMENTS

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2008.

	Fair Value	Fair Value Hierarchy
Assets		
Marketable securities	$ 470,267,755	Level 1
Investment in partnership	$ 244,511	Level 2
Liabilities		
Marketable securities sold short	$ 668,292,600	Level 1

NOTE 4- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 5- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2008, consist of the following:

	Receivable
Receivable from clearing broker	$ 247,524,583

NOTE 6- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into a lease agreement for office space in New Jersey which expires in September, 2010.

Remaining commitments under the operating lease agreement are as follows:

Year ending December 31,	Amount
2009	$ 84,066
2010	35,598
	$ 119,664

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the NYSE Alternext (formerly the American Stock Exchange) and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was $19,855,970 which was $19,744,757 in excess of its required net capital of $111,213. The Company's aggregate indebtedness to net capital ratio was 0.0840 to 1.

NOTE 8- SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2008 are as follows:

Subordinated loan at prime plus 2%, maturity date August 31, 2009	$	2,000,000
Subordinated loan at prime plus 2%, maturity date September 30, 2009		2,000,000
Subordinated loan at prime plus 2%, maturity date October 31, 2009		2,000,000
	$	6,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a JBO Participant's Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the customers' money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 10- GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying contract (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 11- RELATED PARTY TRANSACTIONS

The Company shares office space and facilities with an affiliate of its managing member. Certain expenses paid for by the affiliate are reimbursed by the Company.

At year end the Company was indebted to the affiliate in the amount of $181,932.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL:		
Members' equity		$ 43,527,493
Add: allowable subordinated liabilities		6,000,000
Less non-allowable assets and deductions:		
JBO investment	52,284	
Investment in partnership	244,511	
Fixed assets	726,717	
Other	$ 7,255	
		1,030,767
Less: Haircuts on trading and investment securities		28,640,756
NET CAPITAL		$ 19,855,970
AGGREGATE INDEBTEDNESS, total liabilities		$ 1,668,197
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 111,213
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 111,213
EXCESS NET CAPITAL ($19,855,970 - $111,213)		$ 19,744,757
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 1,668,197 / $ 19,855,970	8.401%

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)			$	19,855,972
Increases in expenses:				
Other employee compensation and benefits				
Reported on FOCUS	$	55,215		
Per Audit		68,241		
Difference				13,026
Increases in ownership equity as follows:				
Withdrawals of capital reported on FOCUS	$	(253,980)		
Withdrawals per Audit		(240,954)		
Difference				(13,026)
Rounding differences				(2)
NET CAPITAL, per audit			$	19,855,970

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (a). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2008

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Members of
Gargoyle Strategic Investments L.L.C.
Englewood, New Jersey

In planning and performing our audit of the financial statements of Gargoyle Strategic Investments L.L.C. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Gargoyle Strategic Investments L.L.C.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the NYSE Alternext, the Chicago Board Options Exchange, the Boston Options Exchange, the NYSE-Arca Exchange and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 27, 2009